United States securities and exchange commission logo





                              September 14, 2023

       Jason Brooks
       President and Chief Executive Officer
       Rocky Brands, Inc.
       39 East Canal Street
       Nelsonville, OH 45764

                                                        Re: Rocky Brands, Inc.
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed April 28,
2023
                                                            File No. 001-34382

       Dear Jason Brooks:

               We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

       Definitive Proxy Statement on Schedule 14A filed April 28, 2023

       Pay-Versus-Performance, page 24

   1. Please identify each named executive officer included in the calculation of average non-
                                                        PEO named executive
officer compensation, and the fiscal years in which such persons are included. You may
provide this information in a footnote to the pay versus
                                                        performance table. See
Regulation S-K Item 402(v)(3).
   2.                                                   Refer to footnote
(1)(b) and related amounts deducted and added in the related chart provided pursuant to
Regulation S-K Item 402(v)(2)(iii). It is not clear from the disclosure whether the
calculations represent the fair value of equity awards at fiscal year end or vesting date or the
change in fair value of equity awards from the end of the prior fiscal year. We note tabular
row headings that refer to "Change in FV;" however, footnote (b)
                                                        states that the fair
values were measured "as of the end of each fiscal year and of each vesting date." Please
ensure that your disclosure clearly identifies, for each of the numerical amounts
deducted and added, whether the amount represents either a change in fair value, and the
period over which such change is measured, or the fair value as of the relevant measurement
date. See Regulation S-K Item 402(v)(3). For guidance, refer to
                                                        Regulation S-K
Compliance and Disclosure Interpretations Questions 128D.03 and
                                                        128D.04.
 Jason Brooks
FirstName LastNameJason   Brooks
Rocky Brands, Inc.
Comapany 14,
September NameRocky
              2023    Brands, Inc.
September
Page 2    14, 2023 Page 2
FirstName LastName
3. We note that you have placed footnote (3) in the "Net Income" column of your pay versus performance table. Based on the disclosure made in footnote (3), it appears that footnote
         (3) should be located in your "Standard & Poor's Footware Index Total Shareholder
         Return" column. If this is correct, please ensure that in your future filings any footnotes refer to the most relevant column.
4. Refer to the bar graphs showing the relationships required by Regulation S-K Item
         402(v)(5). It appears that the dollar amounts signified by the bars representing compensation actually paid to the PEO are higher than the numbers shown in the pay versus performance table. For example, in the graph entitled Compensation Actually
         Paid vs. Adjusted Operating Income    the PEO compensation actually
paid bar for 2021
         appears to extend above $800,000, whereas the amount of compensation actually paid the
         PEO for that year, as shown in the pay versus performance table, was $761,835. It appears that there may be similar discrepancies for other metrics in these graphs. Please ensure that your disclosures provided pursuant to Regulation S-K Item 402(v)(5) reflect the values shown in the pay versus performance table.
       Please contact Eric Envall at (202) 551-3234 or Amanda Ravitz at (202) 551-3412 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Disclosure Review
Program